January 13, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4720

Washington, D.C. 20549

Attention: Jim B. Rosenberg

Re:	PTC Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014 Filed March 2, 2015 Form 10-Q for the Quarterly Period Ended September 30, 2015 Filed November 9, 2015 File No. 001-35969

Ladies and Gentlemen:

PTC Therapeutics, Inc. (the “Company”) confirms that it is in receipt of a comment letter (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission, dated December 15, 2015, regarding the above-referenced filings of the Company. The Company is working diligently to complete its response to the Staff, but due to logistical issues, including the end of the holiday season and management team travel schedules, requires additional time to finalize its response. On January 13, 2016, a representative of the Company spoke with the Staff and the Staff agreed to provide an additional one week extension for the Company’s response. The Company appreciates the Staff’s willingness to allow for the additional time and the Company will provide its response on or before January 21, 2016.

Please call the undersigned at (908) 912-9466 if you have any questions regarding this letter.

Very truly yours,

/s/ Shane Kovacs

Shane Kovacs
Chief Financial Officer